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Exhibit 8.1

August 11, 2003

Heritage Oaks Bancorp
545 Twelfth Street
Paso Robles, CA 93447-7012

Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the proposed acquisition of Hacienda Bank ("HB") by Heritage Oaks Bancorp ("HOB") through the merger of Heritage Oaks Merger Corporation ("HOMC") a wholly-owned subsidiary of HOB with and into HB pursuant to which HB will become a wholly-owned subsidiary of HOB.

HOB is a California corporation, incorporated November 12, 1994, and is registered as a bank holding company within the meaning of the bank holding company act of 1956, as amended, with its principal office in the city of Paso Robles, California. HOB has organized HOMC as a California corporation, which is wholly-owned by HOB. Neither HOB nor any person related to HOB owns, or immediately prior to the Merger will own, any stock of HB.

HB commenced operation as a national banking association on January 19, 1988. HB converted to a state-chartered bank on December 26, 1997 with its principle office in the city of Santa Maria, California.

The terms of the proposed Acquisition are contained in the Agreement to Merge and Plan of Reorganization dated as of June 11, 2003 and as amended as of August 8, 2003(the "Merger Agreement").

Terms not otherwise defined in this letter shall have the meaning assigned to them in the Merger Agreement.

You have directed us to assume in preparing this opinion that (1) the Acquisition will be consummated in accordance with the terms, conditions and other provisions of the Merger Agreement, and (2) all of the factual information, descriptions, representations and assumptions set forth in this letter, in the Merger Agreement, and in the HB Proxy Statement dated                        , 2003, and mailed to HB shareholders in connection with the special meeting of shareholders to approve the Merger, are accurate and complete and will be accurate and complete at the time the Merger becomes effective (the "Effective Date"). We have not independently verified any factual matters relating to the Acquisition with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth herein, which might have been disclosed by independent verification.

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant.

OPINION

Assuming that the Acquisition is consummated in accordance with the terms and conditions set forth in the Merger Agreement and based on the facts set forth in the HB Proxy Statement and this letter (including all assumptions and representations), it is our opinion that for federal income tax purposes:

1.
The Bank Merger will constitute a tax-free "reorganization" within the meaning of section 368(a) of the Code, and HOB, HB and HOMC will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

2.
To the extent, HB common stock is exchanged in the Merger for HOB common stock, no gain or loss will be recognized by the shareholders of HB. Gain or loss, if any, will be recognized by HB shareholders upon the receipt of cash upon the exercise of dissenters' rights and upon the receipt of cash in lieu of fractional shares of HOB common stock.

3.
The holding period for the shares of HOB stock received by each shareholder of HB will include the holding period for the shares of HB common of such shareholder exchanged in the Merger.

4.
The tax basis of the shares of HOB common stock received by each shareholder of HB will equal the tax basis of such shareholder's shares of HB common stock (reduced by any amount allocable to fractional share interests for which cash is received) exchanged in the Merger.

Our opinion is limited to the foregoing federal income tax consequences of the Acquisition, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Acquisition or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

Our opinion is based on the understanding that the relevant facts are, and will be on the Effective Date, as set forth in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected. Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different.

We undertake no responsibility to update or supplement our opinion.

Sincerely,
/s/ VAVRINEK, TRINE, DAY & CO., LLP Vavrinek, Trine, Day & Co., LLP Rancho Cucamonga, California

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OPINION